

Mail Stop 3030

August 19, 2009

VIA U.S. MAIL AND FAX (866) 560-0571

Mr. John A. Hall
Chief Executive Officer and Interim Chief Financial Officer
Rainier Pacific Financial Group, Inc.
1498 Pacific Avenue
Suite 400
Tacoma, Washington 98402

>   **Re: Rainier Pacific Financial Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 000-50362**

Dear Mr. Hall:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Financial Statements, page 107

Report of Independent Registered Public Accounting Firm, page 109

1.   The audit report refers to the restatement of your 2006 financial statements and a
        discussion thereof in Note 1. We noted that the 2006 financial statements are not
        labeled as restated and that there appears to be no disclosure related to a
        restatement for 2006 in the notes to your financial statements as required by
        SFAS 154. Please tell us the nature of the restatement and how you considered
        the disclosure requirements of SFAS 154 in your presentation of the financial
        statements.

Note 17. Fair Value of Financial Instruments, page 137

Fair Value – Trust Preferred CDO Securities, page 77

2.   We note the significant unrealized losses related to your trust preferred securities
        at December 31, 2008 and June 30, 2009. We have the following comments.

        •   Please provide us the full detailed analysis of these securities' impairment
                as of December 31, 2008 and June 30, 2009 that identifies all available
                evidence, explains the relative significance of each piece of evidence, and
                identifies the primary evidence on which you rely to support a realizable
                value equal to or greater than the carrying value of the investment.
        •   If you rely on discounted cash flow analysis to support a realizable value
                equal to or greater than the carrying value of your security as of December
                31, 2008, please provide us the cash flow analysis for the 12 trust
                preferred CDO securities with an unrealized loss of $71.5 million as of
                December 31, 2008, and indentify all of the key assumptions and explain
                how you determined the assumptions were appropriate and consistent with
                FSP 115-1 and FAS 124-1 and related guidance. Specifically address the
                following in your response and future filings:
                Discount rate – Please tell us how you determined the discount rate.
                Probability of default – Please tell us the actual amount and percentage of
                deferrals and defaults experienced by the trust by quarter and compare
                these to your assumptions. Also provide information regarding your
                recovery rate.

- Please provide us your best estimate of the present value of cash flows expected to be collected from the 8 securities that you determined did not have an other than temporary impairment as of June 30, 2009 and identify all of the key assumptions and explain how you determined the assumptions were appropriate and consistent with FSP FAS 115-2 and FAS 124-2 and related guidance. Specifically address the following in your response and future filings:

  Discount rate – Please tell us how you determined the discount rate.
  Probability of default – Please tell us the actual amount and percentage of deferrals and defaults experienced by the trust by quarter and compare these amounts to your assumptions. Also provide information regarding your recovery rate.

- Please tell us how you considered information received after the balance sheet date but before you issued your financial statements in your other-than-temporary impairment analysis at December 31, 2008 and June 30, 2009. Specifically tell us if you received information regarding interest deferrals or defaults or credit rating downgrades and how this information affected your analysis at each period end.

- Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you adopted in the three months ended March 31, 2009) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security , number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

3.   On page 139, you disclose that you valued your trust preferred CDO securities
      using values provided by an independent investment banking/brokerage firm. We
      note similar disclosure on pages 29, 79 and 83. Please describe to us and revise
      future filings to clarify the nature and extent of the third party appraiser's
      involvement and management's reliance on the work of the independent
      appraisers. Please refer to Question 141.02 of the Compliance and Disclosure
      Interpretations on Securities Act Sections, which can be found at
      http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be
      applicable to the extent your Form 10-K is incorporated by reference into any
      registration statement.

Item 9A. Controls and Procedures, page 145

4.   We note your statement that the Company's disclosure controls and procedures
      "*as currently in effect*" are effective "*in all material respects*." The added
      language appears to qualify your officer's conclusion regarding the effectiveness
      of your disclosure controls and procedures. Please revise future filings to remove
      this qualifying language and, consistent with Item 307 of Regulation S-K, include
      a clear and definite statement disclosing the conclusions of your principal
      executive and principal financial officers, or persons performing similar
      functions, regarding whether your disclosure controls and procedures are effective
      or are not effective as of the end of the period covered by the report.

5.   We note the language added after the word effective in management's conclusion
      regarding the effectiveness of your disclosure controls and procedures. The
      language that is currently included after the word effective in your disclosure
      appears to be superfluous, since the meaning of disclosure controls and
      procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove
      the language in your future filings, including any amendments, or revise the
      disclosure in those filings so that the language that appears after the word
      effective is substantially similar in all material respects to the language that
      appears in the entire two-sentence definition of "disclosure controls and
      procedures" set forth in Rule 13a-15(e).

6.   We note your reference to reasonable assurance. Please revise future filings to
      state clearly, if true, that your disclosure controls and procedures are designed to
      provide reasonable assurance of achieving their objectives and that your principal
      executive and financial officer concluded that your disclosure controls and
      procedures are effective at that reasonable assurance level. In the alternative,
      remove the reference to the level of assurance of your disclosure controls and
      procedures. Please refer to Section II.F.4 of Management's Reports on Internal
      Control Over Financial Reporting and Certification of Disclosure in Exchange

Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements, page 2

Consolidated Statements of Operations, page 3

7.   Please tell us why you reflect a debit for the portion of your impairment on
        securities recognized in OCI for the six months ended June 30, 2009. Please also
        reconcile the portion of the losses recognized in OCI, the unrealized gain in your
        statement of stockholders' equity and the unrealized losses included as
        supplemental disclosures to your statement of cash flows.

Note 9. Fair Value, page 13

8.   Please tell us how you considered the disclosures required by paragraphs 17, 18A
        and 18B of FSP FAS 115-1 and FAS 124-1 as revised by this FSP and FSP FAS
        107-1 and APB 28-1 in your disclosures in Note 9.

9.   Please tell us the underlying factors that caused the fair value of your AFS
        securities to increase from $14.9 million as of December 31, 2008 to $36.3
        million as of June 30, 2009.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant